SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 3) (1)
                       COMMONWEALTH BIOTECHNOLOGIES, INC.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                    202739108
                                 (CUSIP Number)

                  BRADLEY A. BROWN, MILLS VALUE ADVISER, INC.,
          707 EAST MAIN STREET, RICHMOND, VIRGINIA 23219 (804) 344-3532
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               September 25, 2000
             (Date of Event which Requires Filing of this Statement)

           If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)




           (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

           The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 202739108             SCHEDULE 13D                   Page 2 of 7 Pages

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Mills Value Adviser, Inc.; I.R.S. ID #54-1410376
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [ ]
      (b) [ ]
      Not Applicable

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e) [ ]

      Not Applicable

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Virginia

    NUMBER OF     7     SOLE VOTING POWER

      SHARES            -0-
                  8     SHARED VOTING POWER

   BENEFICIALLY         -0-
  OWNED BY EACH   9     SOLE DISPOSITIVE POWER

    REPORTING           514,369
                  10    SHARED DISPOSITIVE POWER

   PERSON WITH          -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      514,369

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         [ ]
      Not Applicable

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      25.1%

14    TYPE OF REPORTING PERSON*

      IA
                      *See Instructions Before Filling Out!

                                 Amendment No. 3
                                       To
                                  SCHEDULE 13D
                                       FOR
                            Mills Value Adviser, Inc.


Item 1.           Security and Issuer

                           This  Amendment  No. 3  amends  and  supplements  the
                  Schedule 13D dated October 23, 1997 with regard to the common stock, no par value per share (the "Common Stock"), of Commonwealth Biotechnologies, Inc., 601 Biotech Drive, Richmond, VA 23235 (the "Issuer").


Item 2.           Identity and Background

                  Mills Value Adviser, Inc.

                  Mills Value Adviser, Inc. (the "Corporation") is a corporation organized under the laws of the Commonwealth of Virginia. Its principal business is providing investment advisory services to its clients. The address of its principal business and principal office is 707 East Main Street, Richmond, VA 23219. During the past five years, the Corporation has not been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors. The Corporation is currently a party to one civil proceeding. The proceeding is in its preliminary stages and no judgments have been made against the Corporation.

                  On March 28, 1996, the Corporation and Charles A. Mills, III, Chairman of the Board of the Corporation in Cases # SEC 960020 and SEC 960022 entered into an admission and consent order which accepted an order of settlement alleging violations of Virginia Code Sections 13.1-504(A) and 13.1-504(C) by the Virginia State Corporation Commission. In particular, the order of settlement alleged that the Corporation temporarily transacted business in the Commonwealth of Virginia as an unregistered investment advisor; that the corporation temporarily employed an unregistered investment advisor representative; and that Mr. Mills temporarily transacted business in the Commonwealth of Virginia as an unregistered investment advisor. Without admitting or denying the allegations, the Corporation paid $200.00 and Mr. Mills paid $2,500.00 to the Commonwealth of Virginia. The Corporation has undertaken measures to prevent a lapse in required registrations or other similar occurrences.

                  Charles A. Mills, III
                  ---------------------

                           (A)      Charles A. Mills, III

                           (B)      707 East Main Street, Richmond, VA  23219

                           (C) Charles A. Mills, III is Chairman of the Board of the Corporation and also a director and Chairman of Anderson & Strudwick, Incorporated, a stock brokerage firm, whose address is the same as that of the Corporation.

                           (D)      During  the  past  five  years,  Charles  A.
                                    Mills,  III  has  not  been  convicted  in a
                                    criminal   proceeding,   excluding   traffic
                                    violations or similar misdemeanors.

                           (E) On March 28, 1996, the Corporation and Charles A. Mills, III, Chairman of the Board of the Corporation in Cases # SEC 960020 and SEC 960022 entered into an admission and consent order which accepted an order of settlement alleging violations of Virginia Code Sections 13.1-504(A) and 13.1-504(C) by
                                    the Virginia State  Corporation  Commission.
                                    In  particular,   the  order  of  settlement
                                    alleged  that  the  Corporation  temporarily
                                    transacted  business in the  Commonwealth of
                                    Virginia  as  an   unregistered   investment
                                    advisor;  that the  corporation  temporarily
                                    employed an unregistered  investment advisor
                                    representative;    and   that   Mr.    Mills
                                    temporarily   transacted   business  in  the
                                    Commonwealth  of Virginia as an unregistered
                                    investment  advisor.  Without  admitting  or
                                    denying  the  allegations,  the  Corporation
                                    paid $200.00 and Mr. Mills paid $2,500.00 to
                                    the    Commonwealth    of   Virginia.    The
                                    Corporation   has  undertaken   measures  to
                                    prevent a lapse in required registrations or other similar occurrences. Mr. Mills is currently a party to one civil proceeding. The proceeding is in its preliminary stages and no judgments have been made against him.

                           (F) Charles A. Mills, III is a citizen of the United States of America.

                  Bradley A. Brown
                  ----------------

                           (A)      Bradley A. Brown

                           (B)      707 East Main Street, Richmond, VA  23219

                           (C) Bradley A. Brown is Vice President and Secretary/Treasurer of the Corporation.

                           (D) During the past five years, the Mr. Brown has not been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors.

                           (E) During the past five years, Mr. Brown has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                           (F) Bradley A. Brown is a citizen of the United States of America.


Item 3.           Source and Amount of Funds and Other Consideration

                  The total amount of the funds used in making the purchases was $2,600,000. The source of the funds used in making the purchases was client accounts over which the Corporation has discretionary investment authority.

Item 4.           Purpose of Transaction

                  The  Corporation,   an  investment   advisory  firm,   through
                  discretionary investment authority granted to it by its clients, has purchased shares of Common Stock for investment purposes on behalf of its clients.

                  There are no plans or proposals which the Corporation, Charles
                  A. Mills, III, or Bradley A. Brown may have that relate to or would result in:

                      (A) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except as otherwise disclosed herein;

                      (B) An  extraordinary  corporate  transaction,  such  as a
                      merger,  reorganization  or  liquidation,   involving  the
                      Issuer or any of its subsidiaries;

                      (C) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

                      (D) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                      (E) Any material change in the present capitalization or dividend policy of the Issuer;

                      (F) Any other material change in the Issuer's business or corporate structure;

                      (G) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                      (H) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                      (I) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
                      Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

                      (J) Any action similar to any of those enumerated above.


Item 5.           Interest in Securities of the Issuer

                  The Corporation

                      (A) The aggregate number and percentage of Common Stock beneficially owned by the Corporation are 514,369 shares and 25.1%, respectively.

                      (B) The Corporation has no power to vote or to direct the vote of the shares identified pursuant to Item 5(a). The Corporation has the sole power to dispose or to direct the disposition of all shares identified pursuant to Item 5(a).

                      (C) Purchases the securities identified pursuant to Item 5(a) within the last 60 days:

         Beneficial      Date of     Number of   Price Per      How Acquired
           Owner       Transaction    Shares       Share           / Sold

            MVA          9/25/000     348,000      $7.47      Private Placement



                           (D) Not applicable.

                           (E) Not applicable.

                  Charles A. Mills, III
                  ---------------------

                           (A) None.

                           (B) None.

                           (C) None.

                           (D) Not applicable.

                           (E) Not applicable.

                  Bradley A. Brown
                  ----------------

                           (A) None.

                           (B) None.

                           (C) None.

                           (D) Not applicable.

                           (E) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  None.


Item 7.           Material to be Filed as Exhibits

                  None.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D is true, complete and correct.



                             Date: October 10, 2000

                              /s/ Bradley A. Brown
                              ---------------------------------
                              Bradley A. Brown, Vice President,
                              Secretary/Treasurer







Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).